

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

Via E-mail
Mr. Christopher W. Shean
Senior Vice President and Chief Financial Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

    Re: **Liberty Interactive Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               File No. 001-33982
               Filed February 28, 2013

Dear Mr. Shean:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                              Sincerely,

                                              /s/ Terry French for

                                              Larry Spirgel
                                              Assistant Director